UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

__________________________

FORM 8-K

__________________________

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 25, 2026

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ASP Isotopes Inc.
(Exact name of Registrant as Specified in Its Charter)

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Delaware	001-41555	87-2618235
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2200 Ross Avenue Suite 4575E Dallas, Texas	75201
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: (214) 432-8219

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

__________________________

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01	ASPI	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On June 25, 2026, ASP Isotopes Inc., a Delaware corporation (“ASPI” or the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among ENDRA Life Sciences Inc., a Delaware corporation (“ENDRA”), Noble Africa LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of the Company (“Noble”), Renergen Limited, a company incorporated under the laws of the Republic of South Africa and a direct, wholly-owned subsidiary of the Company (“Renergen”), the Company, and Kruger Merger Sub LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of ENDRA (“Merger Sub”), pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Noble (the “Merger”), with Noble surviving the Merger as a direct wholly-owned subsidiary of ENDRA (the “Surviving Company”).

Concurrently with the entry into the Merger Agreement, Noble entered into subscription agreements (“Subscription Agreements”) with the Company and certain investors pursuant to which Noble agreed to sell approximately (i) 4,594,218 Class A Units of Noble (“Class A Units”) and/or pre-funded warrants to purchase Class A Units of Noble (the “Pre-Funded Warrants”) to certain institutional investors and other persons and (ii) 3,054,185 Class B Units of Noble (“Class B Units” and, together with the Class A Units, the “Units”) to the Company, at a price per unit of $6.57 (or $6.57 less the Pre-Funded Warrant exercise price of $0.0001 for the Pre-Funded Warrants), for aggregate gross proceeds to Noble of approximately $50 million (the “Noble Investment”). Pursuant to the Subscription Agreements, the Noble Investment shall close immediately prior to the Merger.

Additionally, prior to the effective time of the Merger (the “Effective Time”), the Company will contribute all of its equity interest in Renergen to Noble in exchange for 55,500,000 of Noble’s Class B Units (the “Contribution”). The shares of Class B Common Stock (as defined below) received by the Company upon conversion of the Class B Units in connection with the Merger will entitle the Company to 10 votes per share on all matters submitted to a vote of the stockholders of ENDRA.

Subject to the terms and conditions of the Merger Agreement, at the Effective Time, all of the units of Merger Sub outstanding immediately prior to the Effective Time shall be converted into and become units of the Surviving Company (“Surviving Company Units”) and ENDRA shall be admitted as the sole member of the Surviving Company as the holder of all Surviving Company Units. Additionally, at the Effective Time, (i) each Class A Unit of Noble outstanding immediately prior to the Effective Time (other than any units of Noble held by ENDRA, Merger Sub, Noble or any of their respective subsidiaries (the “Excluded Company Units”), which shall be automatically cancelled), by virtue of the Merger, shall be converted into the right to receive one share of Class A Common Stock (as defined below), as adjusted for the Reverse Stock Split (as defined below), if applicable, (ii) each Class B Unit of Noble outstanding immediately prior to the Effective Time (other than any Excluded Company Units), by virtue of the Merger, shall be converted into the right to receive one share of Class B Common Stock (as defined below) as adjusted for the Reverse Stock Split (as defined below), if applicable and (iii) each Pre-Funded Warrant that is outstanding and unexercised immediately prior to the Effective Time, will be converted into and become a warrant to purchase Class A Common Stock, and ENDRA shall assume the terms of the Pre-Funded Warrant by which such Pre-Funded Warrant is evidenced (with changes to such documents as the Company and ENDRA mutually agree are appropriate to reflect the substitution of the Pre-Funded Warrant by ENDRA to purchase shares of Class A Common Stock). Pursuant to the A&R Certificate of Incorporation (as defined below), at the Effective Time, each share of ENDRA’s common stock issued and outstanding or held as treasury stock immediately prior to the Effective Time shall, automatically and without further action by any ENDRA stockholder, be reclassified as one share of Class A Common Stock.

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Immediately prior to the Effective Time, ENDRA shall file with the Secretary of State of the State of Delaware an amended and restated Certificate of Incorporation (the “A&R Certificate of Incorporation”), pursuant to which ENDRA will be renamed Noble Africa Inc. The A&R Certificate of Incorporation will establish two classes of common stock, consisting of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), and Class B common stock, par value $0.0001 per share (“Class B Common Stock”). The A&R Certificate of Incorporation will authorize 1,000,000,000 shares of Class A Common Stock, 200,000,000 shares of Class B Common Stock, and 50,000,000 shares of preferred stock. Pursuant to the A&R Certificate of Incorporation, the holders of shares of Class A Common Stock and Class B Common Stock shall vote together as one class on all matters, with each holder of Class A Common Stock entitled to one vote for each share of Class A Common Stock held as of the applicable record date and each holder of Class B Common Stock entitled to ten votes for each share of Class B Common Stock held as of the applicable record date. The holders of the Class A Common Stock and Class B Common Stock shall be entitled to share equally, on a per share basis, in any dividends or other distributions declared by ENDRA’s Board of Directors (the “Board”). In the event of involuntary liquidation, dissolution, distribution of assets or winding up of ENDRA, the assets of ENDRA would be divided among and paid ratably to the holders of the Class A Common Stock and Class B Common Stock, treated as a single class. Each share of Class B Common Stock will be convertible into one share of Class A Common Stock at the option of the holder. Additionally, each share of Class B Common Stock shall automatically be converted into one share of Class A Common Stock upon any transfer of such Class B Common Stock other than a Permitted Transfer (as defined in the A&R Certificate of Incorporation), or upon the affirmative vote of the holders of a majority of the then-outstanding shares of Class B Common Stock. The A&R Certificate of Incorporation also provides that, without the affirmative vote of the holders of a majority of the then-outstanding shares of Class B Common Stock, voting as a separate class, in addition to any other vote required by law or ENDRA’s bylaws or the A&R Certificate of Incorporation, ENDRA shall not, by merger, consolidation, conversion or otherwise, amend, alter, repeal, adopt any inconsistent provision with, or waive Section 4.2 of the A&R Certificate of Incorporation, which pertains to the rights and terms of the Class A Common Stock and the Class B Common Stock, or effect any reclassification of the Class A Common Stock or Class B Common Stock. The A&R Certificate of Incorporation provides that the Board shall be divided into three separate classes, as nearly equal in number as possible, with the first class to hold a term expiring at the first annual meeting of the stockholders following the filing of the A&R Certificate of Incorporation (“Class I”), the second class to hold a term expiring at the second annual meeting of the stockholders following the filing of the A&R Certificate of Incorporation (“Class II”) and the third class to hold a term expiring at the third annual meeting of the stockholders following the filing of the A&R Certificate of Incorporation (“Class III”). At each annual meeting of stockholders beginning with the first annual meeting of stockholders following the filing of the A&R Certificate of Incorporation, successors to the class of directors whose term expires at that annual meeting shall be elected to hold office for a term expiring at the annual meeting of stockholders to be held in the third year following the year of their election.

Immediately after the Effective Time, the Board is expected to consist of seven directors, of which (i) one is anticipated to be the Chief Executive Officer of the Surviving Company (the “CEO Director”), (ii) five are to be non-executive directors designated solely by Noble (the “Noble Directors”) and (iii) one is to be a non-executive director designated solely by ENDRA (the “ENDRA Director”). Class I shall be comprised of two of the Noble Directors, Class II shall be comprised of one of the Noble Directors and the ENDRA Director and Class III shall be comprised of two of the Noble Directors and the CEO Director.

Pursuant to the Merger Agreement, on the closing date of the Merger prior to the Effective Time, subject to the prior receipt of stockholder approval, ENDRA may implement a reverse stock split (the “Reverse Stock Split”) for the purpose of maintaining compliance with Nasdaq listing standards, at a reverse split ratio approved by the Board.

In connection with the Merger, ENDRA plans to seek the approval of its stockholders at a special meeting (the “Special Meeting”) of, among other things, (i) the issuance of the shares of Class A Common Stock and Class B Common Stock as the Merger Consideration, (ii) the Reverse Stock Split, (iii) the adoption of a new incentive equity plan, and (iv) the A&R Certificate of Incorporation (all such voting proposals in this paragraph, the “ENDRA Stockholder Matters”).

The Merger Agreement includes customary representations, warranties and covenants, including, among others, covenants relating to (i) ENDRA’s obtaining the approval of its stockholders of the ENDRA Stockholder Matters, (ii) ENDRA’s non-solicitation of alternative acquisition proposals, (iii) the conduct of their respective businesses during the period between the date of signing the Merger Agreement and the Closing, (iv) ENDRA’s filing with the U.S. Securities and Exchange Commission (the “SEC”) and causing to become effective a registration statement on Form S-4 to register the shares of the Class A Common Stock and Class B Common Stock to be issued in connection with the Merger (the “Registration Statement”), and (v) ENDRA’s preparing and submitting to Nasdaq an initial listing application or notification form for notifying Nasdaq of the change in its name and the listing of the Class A Common Stock and Class B Common Stock to be issued as Merger Consideration. The representations and warranties will not survive Closing, except with respect to intentional fraud, and there will be no escrow or price adjustments for any breaches of the representations, warranties, and covenants of any party following Closing.

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Each of ENDRA, Renergen, the Company and Noble has agreed, subject to certain exceptions with respect to unsolicited proposals, not to directly or indirectly solicit competing acquisition proposals or to enter into discussions concerning, or provide confidential information in connection with, any unsolicited alternative acquisition proposals. However, ENDRA may provide information to any person who has made an unsolicited, bona fide written acquisition proposal, if such proposal is made after the date of the Merger Agreement, ENDRA’s Board determines in good faith, after consultation with outside legal counsel, (i) that such proposal would reasonably be expected to be a superior proposal and (ii) that failure to provide information in connection with such proposal would reasonably be expected to be inconsistent with its fiduciary duties to ENDRA and ENDRA’s stockholders under Delaware law, and such person executes and delivers a confidentiality agreement to ENDRA containing substantially the same terms and conditions as the confidentiality agreement between ENDRA and the Company.

Consummation of the Merger is subject to certain closing conditions, including the accuracy of the representations and warranties of the other parties, subject to applicable materiality standards, the approval of the ENDRA Stockholder Matters, the Registration Statement being declared effective by the SEC, the approval for listing on Nasdaq (or any other public stock market or exchange in the United States as may be agreed by Noble and ENDRA) of the Class A Common Stock and Class B Common Stock to be issued as the Merger Consideration, the receipt by Noble of the proceeds of the Noble Investment, Noble’s receipt of a written consent of the U.S. Internal Development Finance Corporation (formerly known as the Overseas Private Investment Corporation) (“OPIC”) as required under that certain Finance Agreement by and between OPIC and a subsidiary of Renergen, ENDRA’s having an amount of cash equal to or greater than $3.8 million, the Company having effected the Contribution, and the performance in all material respects by the applicable parties of their agreements, obligations and covenants under the Merger Agreement required to be performed on or prior to the date of the Closing.

The Merger Agreement contains certain termination rights of each of ENDRA and Noble. The Merger Agreement may be terminated at any time prior to Closing by mutual written agreement between ENDRA and Noble or by either party if Closing shall not have occurred by December 24, 2026. Either ENDRA or Noble may also terminate the Merger Agreement if the representations or warranties of the other party were inaccurate as of the date of the Merger Agreement or become inaccurate thereafter due to a breach of a covenant or agreement of that party prior to Closing, or if the ENDRA Stockholder Matters are not approved by the ENDRA stockholders at the Special Meeting.

Concurrently with the Closing, ENDRA will enter into a registration rights agreement and certain business continuity agreements with the Company, including a master transaction agreement, shared services agreement, employee matters agreement and tax sharing agreement. The master transaction agreement will contain key provisions relating to the conduct of future transactions and govern the ongoing relationship between the Company and ENDRA after the Closing, including sales of helium, certain indemnification obligations and a requirement for ENDRA to maintain the same auditor and fiscal year as the Company for so long as the Company is required to consolidate the financial statements of the Company under GAAP. Under the shared services and employee matters agreements, the Company will provide certain administrative services to ENDRA in exchange for a service fee equal to the operating cost plus a margin.

In connection with ENDRA’s entry into the Merger Agreement, ENDRA stockholders that participated in ENDRA’s October 15, 2025 private placement (the “October 2025 Private Placement”) waived their right to cause ENDRA to repurchase warrants issued in the October 2025 Private Placement following a change of control of ENDRA for their Black-Scholes value.

At or prior to the Closing, the Company, ASPI South Africa Proprietary Limited, a wholly owned subsidiary of the Company (“ASPI SA”), and Renergen, shall enter into the fifth addendum to that certain ASPI Term Loan Facility, dated May 19, 2025, by and between the Company, ASPI SA and Renergen, pursuant to which the Company may provide loans to Renergen up to $200 million.

In connection with the Noble Investment, Noble entered into Subscription Agreements with certain of the Company’s directors and officers, pursuant to which Noble agreed to sell to the following directors and officers Class A Units of Noble in the amounts and for the aggregate purchase prices set forth below:

Subscriber	Position	Number of Units	Estimated Aggregate Purchase Price
Paul E. Mann	Chairman of the Board; Chief Executive Officer of the Company	76,104	$500,003
Robert Ryan (through 525 Lavender GP Investments Ltd.)	Director of the Company	15,221	$100,002
Robert Ainscow	Chief Operating Officer of the Company	15,221	$100,002
Duncan Moore, Ph.D.	Director of the Company	7,610	$49,998

Copies of the Merger Agreement, the form of A&R Certificate of Incorporation, the form of Subscription Agreement and the form of Pre-Funded Warrant are filed as Exhibits 2.1, 99.1, 10.1 and 10.2 to this Current Report on Form 8-K, respectively, and are incorporated herein by reference.

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The foregoing descriptions of each of the Merger Agreement, the A&R Certificate of Incorporation, the form of Subscription Agreement and the form of Pre-Funded Warrant do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, the A&R Certificate of Incorporation, the form of Subscription Agreement and the form of Pre-Funded Warrant, respectively. The Merger Agreement and the Subscription Agreement attached thereto, have been attached as exhibits to this Current Report on Form 8-K to provide investors and securityholders with information regarding their terms. The Merger Agreement and the Subscription Agreement are not intended to provide any other factual information about ENDRA, the Company, Noble or Renergen or to modify or supplement any factual disclosures about the parties made in public reports filed with the SEC. The Merger Agreement and the Subscription Agreement include representations, warranties and covenants of ENDRA, Noble and Renergen, made solely for the purpose of the Merger Agreement or the Subscription Agreement, as applicable, and solely for the benefit of the parties thereto in connection with the negotiated terms of the Merger Agreement or the Subscription Agreement, as applicable. Investors should not rely on the representations, warranties and covenants in the Merger Agreement or the Subscription Agreement or any descriptions thereof as characterizations of the actual state of facts or conditions of ENDRA, the Company, Noble, Renergen or any of their respective affiliates. Moreover, certain of those representations and warranties may not be accurate or complete as of any specified date, may be modified in important aspects by the underlying disclosure schedules which are not filed publicly, may be subject to a contractual standard of materiality different from those generally applicable to SEC filings or may have been used for purposes of allocating risk among the parties to the Merger Agreement and the Subscription Agreement, rather than establishing matters of fact.

Voting Agreements

Concurrently and in connection with the execution of the Merger Agreement, certain stockholders of ENDRA holding an aggregate 268,395 of the outstanding shares of ENDRA common stock, entered into voting agreements by and among Noble, ENDRA and such stockholders (the “Voting Agreements”). The Voting Agreements provide that the stockholders of ENDRA shall appear for quorum purposes, vote their shares of common stock in favor of the ENDRA Stockholder Matters and vote against any agreement, transaction or other matter that is intended to, or would reasonably be expected to impede, interfere with, delay, postpone or materially and adversely affect the ENDRA Stockholder Matters. The Voting Agreements also provide ENDRA with an irrevocable proxy to vote the shares of common stock covered by the Voting Agreements as required if a stockholder fails to do so.

A copy of the form of Voting Agreement has been filed as Exhibit 10.3 to this Current Report on Form 8-K and is incorporated herein by reference. The foregoing description of the Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Voting Agreement.

Item 3.02. Unregistered Sales of Equity Securities.

To the extent required by this Item 3.02, the information included in Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference.

The Units and the Pre-Funded Warrants, including the Class A Units underlying the Pre-Funded Warrants issuable in connection with the Subscription Agreements, were not or will not be registered under the Securities Act of 1933, as amended (the “Securities Act”) in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Rule 506 of Regulation D promulgated thereunder or, for non-U.S. investors, Regulation S promulgated under the Securities Act.

Item 7.01. Regulation FD Disclosure.

On June 25, 2026, the Company and ENDRA issued a joint press release announcing the execution of the Merger Agreement and the Subscription Agreements. The press release is furnished as Exhibit 99.2 to this Current Report on Form 8-K and incorporated herein by reference.

Furnished as Exhibit 99.3 to this Current Report on Form 8-K and incorporated herein by reference is an investor presentation prepared by Renergen in connection with the Noble Investment and that may be used by the Company, Renergen, Noble or ENDRA in connection with the Merger.

The information in this Item 7.01, including Exhibit 99.2 and Exhibit 99.3 attached hereto, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities under that section and shall not be deemed to be incorporated by reference in any filing of the Company under the Securities Act, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

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Item 8.01. Other Information.

About Renergen

Renergen is a South African energy company focused on the development and commercialization of helium and liquefied natural gas (“LNG”) resources. Through its operating platform, Renergen is positioned around the production of specialty gases and cleaner energy products that are expected to serve high-demand industrial, technology, medical, aerospace, semiconductor, and energy markets. It provides services that include:

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Helium Production and Supply: Development of helium resources designed to address supply needs for a scarce, strategically important gas used in medical imaging, semiconductor manufacturing, aerospace, fiber optics, leak detection, and advanced research applications.

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Liquefied Natural Gas: Production and commercialization of LNG for customers seeking cleaner-burning energy alternatives, including applications in transportation, industrial operations, and distributed energy markets.

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Strategic Resource Development: Advancement of gas reserves that include helium concentrations intended to provide exposure to markets characterized by constrained global supply, mission-critical end uses, and growing demand from high-technology and energy-transition sectors.

Renergen believes its resource base and operating strategy can position it to participate in attractive end markets for helium and LNG. Helium’s limited global supply, specialized logistics requirements, and use in critical applications create potential commercial opportunities for producers with scalable production and offtake capabilities. Renergen’s LNG operations are expected to complement its helium strategy by supporting monetization of natural gas resources while serving customers seeking reliable and lower-emission fuel alternatives.

Cautionary Note Regarding Forward-Looking Statements

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based upon current expectations or beliefs, as well as assumptions about future events. Forward-looking statements include all statements that are not historical facts and can generally be identified by terms such as “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potentially,” or “will” or similar expressions and the negatives of those terms. These statements include, but are not limited to, statements relating to the proposed financing transactions discussed herein and the proposed Merger and related transactions (collectively, the “Proposed Transactions”); the structure, timing and completion of the proposed Merger; the Proposed Transactions and the expected effects, perceived benefits or opportunities of the Proposed Transactions; the combined company’s listing on Nasdaq after the closing of the Proposed Transactions; expectations regarding the structure, timing and completion of the Proposed Transactions, including investment amounts from investors, timing of closing of the Proposed Transactions, expected proceeds, expectations regarding the use of proceeds, and impact on ownership structure; the anticipated timing of the Closing; the expected executive officers and directors of the combined company; each company’s and the combined company’s expected cash position at the Closing and cash runway of the combined company following the Proposed Transactions; the future operations and pipeline, estimates of financial position, competitive landscape, addressable market and strategic and financial initiatives of the combined company; the nature, strategy and focus of the combined company; statements regarding the continuation of Renergen’s Virginia Gas Project and its funding timeline; and other statements that are not historical fact. All statements other than statements of historical fact contained in this communication are forward-looking statements. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements are made based on current expectations, estimates, forecasts, and projections, as well as the beliefs and assumptions of management concerning future developments and their potential effects. There can be no assurance that future developments affecting ENDRA, Noble, or the Proposed Transactions will be those that have been anticipated.

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Actual results could differ materially from those expressed in or implied by the forward-looking statements due to a number of risks and uncertainties, including but not limited to: the risk that the conditions to the Closing or consummation of the Proposed Transactions are not satisfied, including the failure to timely obtain approval of the proposed Merger from ENDRA stockholders, if at all; the risk that the proposed financings are not completed in a timely manner, if at all; uncertainties as to the timing of the consummation of the Proposed Transactions and the ability of each of ENDRA and Noble to consummate the Proposed Transactions; the ability to obtain debt financing on terms that are favorable, or at all; the risk that Renergen does not receive funding from the U.S. DFC or Standard Bank SA or that such funding is delayed; risks related to ENDRA’s continued listing on Nasdaq until the Closing of the Proposed Transactions and the combined company’s ability to remain listed following the Closing; risks related to ENDRA’s ability to correctly estimate its respective operating expenses and its respective expenses associated with the Proposed Transactions, as applicable, pending the Closing, as well as uncertainties regarding the impact any delay in the Closing would have on the anticipated cash resources of ENDRA, and other events and unanticipated spending and costs that could reduce ENDRA’s cash resources; risks related to the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the Proposed Transactions; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Merger Agreement; the effect of the announcement or pendency of the Merger on ENDRA’s or Renergen’s business relationships, operating results and business generally; costs related to the Merger; risks related to the market price of ENDRA’s common stock relative to the value suggested by the Merger; the outcome of any legal proceedings that may be instituted against ENDRA, Noble or any of their respective directors, managers, or officers related to the Proposed Transactions; costs of the Proposed Transactions and unexpected costs, charges or expenses resulting from the Proposed Transactions; changes in regulatory requirements and government incentives; risks associated with the possible failure to realize, or that it may take longer to realize than expected, certain anticipated benefits of the Proposed Transactions, including with respect to future financial and operating results, legislative, regulatory, political and economic developments, and those uncertainties and factors; the risk of involvement in litigation, including securities class action litigation, that could divert the attention of the management of ENDRA or the combined company, harm the combined company’s business and may not be sufficient for insurance coverage to cover all costs and damages, the outcomes of various strategies and projects undertaken by Renergen; the potential impact of laws or government regulations or policies in South Africa or elsewhere; Renergen’s future capital requirements and sources and uses of cash; Renergen’s ability to obtain funding for its operations and future growth, including debt funding for Phase 2 of the Virginia Gas Project; Renergen’s reliance on the efforts of third parties; Renergen’s ability to complete Phase 1 and 2 of the Virginia Gas Project; the financial terms of any current and future commercial arrangements; Renergen’s ability to complete certain transactions and realize anticipated benefits from acquisitions and contracts; Renergen’s ability to comply with the terms of the loan and credit facilities of Renergen’s subsidiary Tetra4; the ability of Renergen and its subsidiaries to retain and hire key personnel; the volatility of LNG and liquid helium prices; Renergen's success in discovering, estimating and developing natural gas and helium reserves; actions of competitors or regulators; limitations in the availability of, and costs of, supplies, materials, contractors and services that may delay the drilling or completion of wells or make such wells more expensive; the amount and timing of future development costs; uncertainties inherent in estimating quantities of natural gas and helium reserves and projecting future rates of production and timing of development activities; risks relating to the lack of capital available on acceptable terms to finance the Renergen's continued growth; the competitive nature of Renergen’s industry, and the other risks and uncertainties described in ENDRA’s SEC reports, and under the heading “Risk Factors” in its most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, the factors disclosed in Part I, Item 1A. “Risk Factors” of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 (as amended) and in the Company’s subsequent reports filed with the SEC, each of which is available at www.sec.gov and in other filings that ENDRA and the Company make and will make with the SEC in connection with the Proposed Transactions, including the Form S-4 and Proxy Statement described below under “Additional Information and Where to Find It”. The forward-looking statements contained herein speak only as of the date of this report. Except as required by law, the Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this report.

Important Additional Information and Where to Find It

This Current Report on Form 8-K relates to the Proposed Transactions involving ENDRA, the Company, Renergen and Noble and may be deemed to be solicitation material in respect of the Proposed Transactions. In connection with the Proposed Transactions, ENDRA intends to file relevant materials with the SEC, including a registration statement on Form S-4 (the “Form S-4”) that will contain a proxy statement (the “Proxy Statement”) and prospectus. This communication is not a substitute for the Form S-4, the Proxy Statement or for any other document that ENDRA may file with the SEC and/or send to its stockholders in connection with the Proposed Transactions. INVESTORS AND STOCKHOLDERS OF ENDRA ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ENDRA, THE COMPANY, RENERGEN, NOBLE, THE PROPOSED TRANSACTIONS AND RELATED MATTERS.

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Investors and stockholders will be able to obtain free copies of the Form S-4, the Proxy Statement and other documents filed by ENDRA and the Company with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. ENDRA’S Internet website address is www.endrainc.com. ENDRA’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, including exhibits, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act are available free of charge through the investor relations page of its Internet website as soon as reasonably practicable after it electronically files such material with, or furnishes such material to, the SEC. ENDRA’s Internet website and the information contained therein or connected thereto are not intended to be incorporated into this report.

Participants in the Solicitation

ENDRA, the Company, Renergen, Noble, and their respective directors and managers and certain of their executive officers and other members of management may be deemed to be participants in the solicitation of proxies from ENDRA’s stockholders in connection with the Proposed Transactions under the rules of the SEC. Information about ENDRA’s directors and executive officers, including a description of their interests in ENDRA, is included in ENDRA’s most recent Annual Report on Form 10-K for the year ended December 31, 2025. Information about the Company’s directors and executive officers, including a description of their interests in the Company, is included in the Company’s most recent Annual Report on Form 10-K for the year ended December 31, 2025, as amended. Additional information regarding the persons who may be deemed participants in the proxy solicitations, including the directors and executive officers of Renergen, and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in the Form S-4, the Proxy Statement and other relevant materials to be filed with the SEC when they become available. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This Current Report on Form 8-K and the information contained herein are not intended to and do not constitute a solicitation of a proxy, consent or approval with respect to any securities or in respect of the Proposed Transactions or an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities pursuant to the Proposed Transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law, or an exemption therefrom. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

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Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description
2.1*	Agreement and Plan of Merger, dated as of June 25, 2026, by and among ENDRA Life Sciences Inc., Kruger Merger Sub LLC, Renergen Limited, Noble Africa LLC and ASP Isotopes Inc.
10.1	Form of Subscription Agreement.
10.2	Form of Pre-Funded Warrant.
10.3	Form of Voting Agreement.
99.1	Form of A&R Certificate of Incorporation.
99.2**	Joint Press Release, issued on June 25, 2026.
99.3**	Renergen Investor Presentation.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*

Certain schedules, annexes and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company will furnish copies of any such schedules, annexes and exhibits to the SEC upon request.

**	Furnished, not filed.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ASP ISOTOPES INC.

Date: June 25, 2026	By:	/s/ Donald G. Ainscow
	Name:	Donald G. Ainscow
	Title:	Executive Vice President, General Counsel and Secretary

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